Exhibit 21.1

SUBSIDIARIES OF MOMENTIVE GLOBAL INC.

Name of Subsidiary	Place of Incorporation
Momentive Inc.	Delaware

Momentive Canopy Limited	Isle of Man

Momentive Europe UC	Ireland

Momentive Canada Inc.	British Columbia, Canada

Momentive Netherlands B.V.	Netherlands